# SEC Schedule 13G/A (Amendment No. 8) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Exagen Inc., CIK 0001274737
CUSIP: 30068X103
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 1261 Liberty Way, Vista, California (CA), 92081
Date of event which requires filing of this statement: 10/28/2026
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001140361-20-020885
Filed by CIK 0001788331

## Reporting persons
- NMSIC Co-Investment Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 863,958; shared voting power 0; sole dispositive power 863,958; shared dispositive power 0; aggregate amount beneficially owned 863,958 (3.39% of the class)
  Comment: (1) Percentage calculated based on 25,513,497 shares of common stock outstanding as of November 3, 2026, as reported in the issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2026.
- Sun Mountain Capital Partners, L.L.C.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 863,958; shared voting power 0; sole dispositive power 863,958; shared dispositive power 0; aggregate amount beneficially owned 863,958 (3.39% of the class)
  Comment: (1) Percentage calculated based on 25,513,497 shares of common stock outstanding as of November 3, 2026, as reported in the issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2026.

## Item 1. Issuer
Name of issuer: Exagen Inc.
Address of issuer's principal executive offices: 1261 Liberty Way, Vista, California, 92081

## Item 2. Person Filing
Name of person filing:
This statement is being filed on behalf of each of the following persons (each, a "Reporting Person" and together, the "Reporting Persons"):

(i) NMSIC Co-Investment Fund, L.P. ("NMSIC"); and

(ii) Sun Mountain Capital Partners, L.L.C. ("Sun Mountain"), the general partner of NMSIC.
Address of principal business office or, if none, residence:
The address of the principal business office of each of the Reporting Persons is:

527 Don Gaspar Avenue
Santa Fe, New Mexico 87505
Citizenship: See row 4 of the cover page of each Reporting Person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See row 9 of the cover page of each Reporting Person.

NMSIC directly owns 863,958 shares of common stock, par value $0.001 per share (the "Common Stock"), of the issuer. Sun Mountain is the general partner of NMSIC. The controlling members of Sun Mountain are Brian Birk and Sally Corning. As such, each of these entities and individuals may be deemed to share beneficial ownership of the shares held of record by NMSIC.

Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Reporting Persons declare that filing this Schedule 13G shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act, the beneficial owner of any Common Stock covered by this Schedule 13G except to the extent of such person's direct ownership of such Common Stock, and except to the extent of such direct ownership, such beneficial ownership is expressly disclaimed by each such person.
Percent of class:
Each of the Reporting Persons may be deemed to be the beneficial owner of 3.39% of the outstanding shares of the Common Stock.

The calculation of beneficial ownership percentage is based on 25,513,497 shares of Common Stock outstanding as of November 3, 2026, as reported by the issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2026, filed with the Securities and Exchange Commission on November 10, 2026.
Sole power to vote or to direct the vote: See row 5 of the cover page of each Reporting Person.
Shared power to vote or to direct the vote: See row 6 of the cover page of each Reporting Person.
Sole power to dispose or to direct the disposition: See row 7 of the cover page of each Reporting Person.
Shared power to dispose or to direct the disposition: See row 8 of the cover page of each Reporting Person

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- NMSIC Co-Investment Fund, L.P.: /s/ Brian Birk, Brian Birk, Managing Member of Sun Mountain Capital Partners, L.L.C., the general partner of NMSIC Co-Investment Fund, L.P. (11/13/2026)
- NMSIC Co-Investment Fund, L.P.: /s/ Sally Corning, Sally Corning, Managing Member of Sun Mountain Capital Partners, L.L.C., the general partner of NMSIC Co-Investment Fund, L.P. (11/13/2026)
- Sun Mountain Capital Partners, L.L.C.: /s/ Brian Birk, Brian Birk, Managing Member (11/13/2026)
- Sun Mountain Capital Partners, L.L.C.: /s/ Sally Corning, Sally Corning, Managing Member (11/13/2026)